Prospectus Supplement No. 5
Filed Pursuant to Rule 424(b)(3)
File No. 333-131147

Prospectus Supplement No. 5

(to Final Prospectus dated December 1, 2006)

This Prospectus Supplement No. 5 supplements and amends the final prospectus dated December 1, 2006, as supplemented and amended by Supplement No. 1 thereto dated December 8, 2006, Supplement No. 2 thereto dated December 12, 2006, Supplement No. 3 thereto dated December 15, 2006 and Supplement No. 4 thereto dated January 4, 2007 (collectively, the “Final Prospectus”), relating to the sale from time to time of up to 7,588,018 shares of our common stock by certain selling shareholders.

On January 18, 2007, we filed with the U.S. Securities and Exchange Commission the attached Form 8-K relating to our election of two new directors, an adjustment to our non-employee director compensation policy, and the reaffirmation of our committee chairperson selections.

This Prospectus Supplement No. 5 should be read in conjunction with the Final Prospectus and is qualified by reference to the Final Prospectus except to the extent that the information in this Prospectus Supplement No. 5 supersedes the information contained in the Final Prospectus.

Our shares of common stock are quoted on the OTC Bulletin Board and trade under the ticker symbol “MCVI.”  On January 16, 2007, the closing price of a share on the OTC Bulletin Board was $2.85.

Investing in our common stock involves a high degree of risk, including the risk that we have no assurance of future profitability and the fact that the report of our independent registered public accounting firm expresses doubt about our ability to continue as a going concern.  See “Risk Factors” beginning on page 6 of the Final Prospectus dated December 1, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 5 is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 5 is January 18, 2007.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

January 15, 2007
Date of report (Date of earliest event reported)

MedicalCV, Inc.
(Exact name of registrant as specified in its charter)

Minnesota	0-33295	41-1717208
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9725 South Robert Trail
Inver Grove Heights, Minnesota 55077
(Address of principal executive offices, including zip code)

(651) 452-3000
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.02                                       DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF PRINCIPAL OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS.

(d)           On January 15, 2007, the Board of Directors, upon recommendation of the Corporate Governance and Nominating Committee, elected David A. Chazanovitz and Richard J. Faleschini as new directors.  Each of our directors is elected annually, by a plurality of the votes cast, to serve until the next annual meeting of shareholders and until his or her respective successor is elected and duly qualified, or until his or her death, resignation or removal.

Mr. Chazanovitz has been appointed to serve on the Compensation Committee of the Board.  There are no arrangements or understandings between Mr. Chazanovitz and any other person pursuant to which Mr. Chazanovitz was elected as a director.  There are no transactions in which Mr. Chazanovitz has an interest requiring disclosure under Item 404(a) of Regulation S-B.  Mr. Chazanovitz, age 56, served as Chief Executive Officer of Cambridge Heart, Inc. from  February 2001 through October 2006 and as the President and a director of Cambridge Heart from October 2000 through October 2006, including service as the Chairman of the Board of Directors from July 2004 to October 2006.  Cambridge Heart is engaged in the research, development and commercialization of products for the non-invasive diagnosis of cardiac disease, including the use of technology to identify those at risk of sudden cardiac death.  From July 1998 to September 2000, Mr. Chazanovitz served as the President of the Neurosciences Division of NMT Medical Inc., a medical device firm.  From June 1996 to July 1998, Mr. Chazanovitz served as the President of the Septal Repair Division of NMT, following the merger of Innerventions, Inc. with NMT.  Mr. Chazanovitz was a founder in 1995 of Innerventions, a developer of septal repair devices.  Mr. Chazanovitz also previously served as the President of several divisions of C.R. Bard, Inc., a medical products firm, including Bard Ventures, Bard Electrophysiology and USCI Angiography.

Mr. Faleschini has not been appointed to serve on any Committees of the Board at this time.  There are no arrangements or understandings between Mr. Faleschini and any other person pursuant to which Mr. Faleschini was elected as a director.  There are no transactions in which Mr. Faleschini has an interest requiring disclosure under Item 404(a) of Regulation S-B.  Mr. Faleschini, age 59, has served as President and Chief Executive Officer of BioSphere Medical, Inc. since November 2004 and as a director of BioSphere Medical since March 2005.  BioSphere Medical develops, manufactures and markets products for medical applications using embolotherapy techniques.  Embolotherapy is the therapeutic introduction of various substances into a patient’s circulatory system to occlude blood vessels, either to arrest or prevent hemorrhaging or to devitalize a structure or organ by occluding its blood supply.  Prior to joining BioSphere Medical, Mr. Faleschini served from 2003 to 2004 as Vice President and General Manager of American Medical Systems Gynecology, a business unit of American Medical Systems Holdings, Inc., a supplier of medical devices to physicians specializing in the treatment of urological and gynecological disorders.  From 1999 to 2003, Mr. Faleschini served as Vice President, Marketing and Sales at American Medical Systems Holdings, Inc.

As non-employee directors, Messrs. Chazanovitz and Faleschini are each entitled to compensation as set forth in our Amended and Restated Non-Employee Director Compensation Policy, effective November 1, 2006.  Such policy, which appears as Exhibit 99 hereto, is incorporated by reference in response to this Item 5.02.  Pursuant to such policy, on January 15, 2007, Messrs. Chazanovitch and Faleschini each received (1) a ten-year stock option to purchase 5,000 shares of common stock at $3.00 per share pursuant to our Amended and Restated 2001 Equity Incentive Plan and (2) a ten-year stock option to purchase 3,750 shares of common stock at $3.00 per share pursuant to our 2005 Director Stock Option Plan.  On January 15, 2007, such policy was amended and restated, with retroactive effective to November 1, 2006, to provide $1,000 in annual compensation for each member of the Corporate Governance and Nominating Committee (other than the chair of such committee) and $1,500 in annual compensation for the chair of such committee.

ITEM 8.01             OTHER EVENTS.

On January 15, 2007, the Board of Directors reaffirmed its prior selections of chairpersons for each of the Board’s presently constituted committees as follows:  J. Robert Paulson, Jr. serves as Chair of the Audit Committee, David B. Kaysen serves as Chair of the Compensation Committee, and Larry G. Haimovitch serves as Chair of the Corporate Governance and Nominating Committee.

ITEM 9.01             FINANCIAL STATEMENTS AND EXHIBITS.

(d)           Exhibits.  See “Exhibit Index.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MedicalCV, Inc.

Date: January 18, 2007	By:	/s/ Eapen Chacko
Eapen Chacko
Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

99                                    MedicalCV, Inc. Amended and Restated Non-Employee Director Compensation Policy, effective November 1, 2006.

EXHIBIT 99

MEDICALCV, INC.
AMENDED AND RESTATED
NON-EMPLOYEE DIRECTOR COMPENSATION POLICY

Effective November 1, 2006, compensation for service on the Board of Directors of MedicalCV, Inc. will be as follows:

Annual Cash Compensation

Board Member (other than Board Chair)	$10,000
Board Chair.	$24,000
Audit Committee Member (other than Audit Committee Chair)	$1,500
Audit Committee Chair	$4,000
Compensation Committee Member (other than Compensation Committee Chair)	$1,000
Compensation Committee Chair	$1,500
Corporate Governance and Nominating Committee Member (other than Corporate
Governance and Nominating Committee Chair)	$1,000
Corporate Governance and Nominating Committee Chair.	$1,500

Equity Compensation

Each non-employee director who is elected to the Board other than at an annual meeting of shareholders of the Company will automatically receive a ten-year option to purchase 5,000 shares of common stock.  Such option will (1) have a per share exercise price equal to the fair market value of one share of common stock on the date of grant, (2) become exercisable on the first anniversary of the date of grant, and (3) be granted pursuant to the terms and conditions of the Amended and Restated 2001 Equity Incentive Plan.  The date of grant shall be the date of election of such person to the Board.

The foregoing option awards are in addition to the awards automatically granted pursuant to Section 5(b) of the 2005 Director Stock Option Plan.  Under that plan, each year, as of the date of the annual meeting of shareholders of the Company, each non-employee director who has been elected or reelected or who is continuing as a member of the Board as of the adjournment of the annual meeting, automatically receives an option award in the amount of 5,000 shares.  In addition, each non-employee director who is elected to the Board other than at an annual meeting of shareholders of the Company automatically receives an initial option award.  The number of shares to be covered by such initial award shall equal the nearest whole number, rounded down, equal to (a) 5,000 shares multiplied by (b) the quotient obtained by dividing (1) the number of whole weeks between the date of such person’s election of the Board and the scheduled date of the next annual meeting of shareholders of the Company and (2) 52 weeks.  The date of such initial award shall be the date of election of such person to the Board.

As a result of the foregoing, depending upon the time of year at which he or she joins the Board, a non-employee director who is elected to the Board other than at an annual meeting of shareholders of the Company will receive initial option awards to purchase between 5,000 shares and 10,000 shares in the aggregate.